Exhibit 99.1

China Yuchai International Enters into Loan Agreement with HL Global Enterprises Limited

Singapore, Singapore – February 18, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its wholly owned subsidiary Venture Lewis Limited (“VLL”) has entered into a loan agreement with HL Global Enterprises Limited (“HLGE”) to refinance the zero coupon, unsecured, non-convertible bonds (“Bonds”) issued in 2006 and due to mature on July 3, 2009 (“Maturity Date”). The amount of the Bonds held by VLL to be redeemed on Maturity Date is S$103,895,294 comprising S$87,010,673 in principal amount plus a gross redemption yield of S$16,884,621. Another wholly owned subsidiary of China Yuchai, Grace Star Services Ltd. (“Grace Star”), currently owns 45.39% of the issued ordinary shares of HLGE. VLL and Grace Star had commencing from February 2006, acquired a combination of debt and equity securities in HLGE, which is listed on the Main Board of the Singapore Exchange Securities Trading Limited.

Under the terms of the loan agreement, on Maturity Date, HLGE will redeem fully the Bonds held by all minority bondholders and pay to VLL S$10,895,293 representing a portion of the principal and gross redemption yield. The remaining amount of S$93.0 million due to VLL on Maturity Date would be refinanced through an unsecured loan arrangement with a one-year term, renewable by mutual agreement on an annual basis. An option for HLGE to undertake a partial redemption pursuant to the terms and conditions of the Bonds, of up to S$9.0 million of the Bonds on a pro-rata basis prior to Maturity Date has been included in the loan agreement. In the event of a partial redemption, on Maturity Date, VLL will receive the difference between the outstanding redemption amount of the remaining Bonds and the loan amount of S$93.0 million.

The main terms of the loan agreement are interest at a rate of 3.4375% per annum being the aggregate of a margin of 2.5% per annum and the 12-months Singapore Interbank Offer Rate expressed in percentage rate fixed by the Association of Banks in Singapore for Singapore Dollars, as of the date immediately preceding the date of the agreement which was 0.9375%, which will be paid in 4 tranches, the last payment including the loan principal. In the event the interest rate charged on the funds utilized by China Yuchai for their investment in HLGE is increased, the Company has a right to negotiate with HLGE with a view to agreeing on an increase in the interest rate payable by HLGE under the loan agreement subject to compliance with certain regulatory requirements. A negative pledge undertaking against any disposal or creation of security over substantially all of HLGE’s assets without VLL’s consent is also included.

The Company’s Board of Directors approved the entry into of the loan agreement after an extensive review of all the options available to HLGE. In view of current global economic conditions and to ensure the continued financial viability of HLGE, in which China Yuchai is the single largest shareholder, it was believed that this was the most suitable option, without the need for further outlay, to protect and procure a return on its significant investment in HLGE. This transaction has also been reviewed and approved by the Company’s audit committee who has determined that the terms of the loan agreement are fair and reasonable and not prejudicial to the interests of the Company’s shareholders.

About China Yuchai International
China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2007, GYMCL sold approximately 383,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement
This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling Global

Tel: +1-646-284-9409

Email: ktheiss@hfgcg.com

dchen@hfgcg.com